FINANCIAL STATEMENTS

Canyon Fuel Company, LLC
Years Ended December 31, 2001, 2000 and 1999

                            Canyon Fuel Company, LLC

                              Financial Statements

                  Years Ended December 31, 2001, 2000 and 1999



                                    CONTENTS

Report of Independent Auditors...............................................1

Financial Statements

Statements of Operations.....................................................2
Balance Sheets...............................................................3
Statements of Members' Equity................................................4
Statements of Cash Flows.....................................................5
Notes to Financial Statements................................................6

                         Report of Independent Auditors

The Members of Canyon Fuel Company, LLC

We have audited the accompanying balance sheets of Canyon Fuel Company, LLC (a Delaware limited liability company) (the Company) as of December 31, 2001 and 2000, and the related statements of operations, members' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Fuel Company, LLC at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.


                                                               ERNST & YOUNG LLP

St. Louis, Missouri
January 24, 2002

                            Canyon Fuel Company, LLC

                            Statements of Operations
                                 (In Thousands)

                                                                Year Ended December 31
                                                        2001              2000             1999
                                                  ----------------- ---------------- -----------------
Revenues:
   Coal sales                                         $301,261          $258,513         $240,264
   Other revenues                                          648               588              798
                                                  ----------------- ---------------- -----------------
                                                       301,909           259,101          241,062
Costs and expenses:
   Cost of coal sales                                  241,087           215,785          207,052
   Amortization of coal supply agreements               17,113            19,857           17,897
   Fees to members                                       8,950             8,029            7,751
   Write-down of impaired assets                        10,134                 -                -
                                                  ----------------- ---------------- -----------------
                                                       277,284           243,671          232,700
                                                  ----------------- ---------------- -----------------
Income from operations                                  24,625            15,430            8,362

Interest, net:
   Interest expense                                          -              (140)            (230)
   Interest income                                       1,401               585              634
                                                  ----------------- ---------------- -----------------
                                                         1,401               445              404
                                                  ----------------- ---------------- -----------------
Net income                                            $ 26,026          $ 15,875         $  8,766
                                                  ================= ================ =================


The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                                 Balance Sheets
                                 (In Thousands)


                                                                                 December 31
                                                                              2001         2000
                                                                         ------------ --------------
Assets
Current assets:
   Cash and cash equivalents                                                $  2,615     $      14
   Trade accounts receivable                                                  37,116        36,924
   Other receivables                                                           8,351         6,809
   Inventories                                                                21,530        20,391
   Other                                                                       3,572         2,937
                                                                         ------------ --------------
Total current assets                                                          73,184        67,075
Property, plant and equipment:
   Coal lands and mineral rights                                             273,916       270,436
   Plant and equipment                                                       241,570       230,881
   Deferred mine development                                                  36,366        31,959
                                                                         ------------ --------------
                                                                             551,852       533,276

   Less accumulated depreciation, depletion and amortization                (218,236)     (171,849)
                                                                         ------------ --------------
Property, plant and equipment, net                                           333,616       361,427
Other assets:
   Prepaid royalties                                                          22,139        26,218
   Coal supply agreements                                                      6,353        23,467
   Other                                                                          16            34
                                                                         ------------ --------------
Total other assets                                                            28,508        49,719
                                                                         ------------ --------------
Total assets                                                                $435,308     $ 478,221
                                                                         ============ ==============

Liabilities and members' equity
Current liabilities:
   Accounts payable                                                         $ 21,470     $  25,607
   Accrued expenses                                                            8,060         7,528
                                                                         ------------ --------------
Total current liabilities                                                     29,530        33,135
Accrued postretirement benefits other than pension                             7,722         8,219
Accrued reclamation and mine closure                                           4,247         3,649
Accrued workers' compensation                                                  6,352         6,830
Other noncurrent liabilities                                                   5,730         2,591
                                                                         ------------ --------------
Total liabilities                                                             53,581        54,424
Members' equity                                                              381,727       423,797
                                                                         ------------ --------------
Total liabilities and members' equity                                       $435,308     $ 478,221
                                                                         ============ ==============


The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                          Statements of Members' Equity
                                 (In Thousands)

                  Years Ended December 31, 2001, 2000 and 1999

                                 Arch Western               ITOCHU Coal
                                 Resources, LLC           International Inc.             Total
                             ----------------------------------------------------------------------
Members' equity,
  December 31, 1998                 $364,029                  $196,015                 $560,044

Distributions                        (80,679)                  (43,443)                (124,122)
Net income                             5,698                     3,068                    8,766
                             ----------------------------------------------------------------------
Members' equity,
  December 31, 1999                  289,048                   155,640                  444,688

Contributions                         17,550                     9,450                   27,000
Distributions                        (41,448)                  (22,318)                 (63,766)
Net income                            10,319                     5,556                   15,875
                             ----------------------------------------------------------------------
Members' equity,
  December 31, 2000                  275,469                   148,328                  423,797

Comprehensive income:
  Net income                          16,917                     9,109                   26,026
  Minimum pension
    liability adjustment              (2,043)                   (1,100)                  (3,143)
                             ----------------------------------------------------------------------
Total comprehensive
  income                              14,874                     8,009                   22,883

Contributions                         18,200                     9,800                   28,000
Distributions                        (60,419)                  (32,534)                 (92,953)
                             ----------------------------------------------------------------------
Members' equity,
  December 31, 2001                 $248,124                  $133,603                 $381,727
                             ======================================================================


The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                            Statements of Cash Flows
                                 (In Thousands)

                                                                       Year Ended December 31
                                                              2001           2000           1999
                                                          ---------------------------------------------
Operating activities
Net income                                                  $ 26,026       $ 15,875       $  8,766
Adjustments to reconcile net income to cash
   provided by operating activities:
     Depreciation, depletion and amortization                 66,383         62,005         62,074
     Prepaid royalties expensed                                5,884          3,424          3,344
     Net (gain) loss on disposition of assets                    (12)            25            111
     Write-down of impaired assets                            10,134              -              -
     Changes in operating assets and liabilities              (6,855)        (8,160)        14,489
     Other                                                      (620)          (514)           878
                                                          ---------------------------------------------
Cash provided by operating activities                        100,940         72,655         89,662

Investing activities
Proceeds from coal supply agreements                               -              -         11,155
Additions to property, plant and equipment                   (31,593)       (28,161)       (34,071)
Proceeds from dispositions of property, plant
   and equipment                                                  12            148              -
Additions to prepaid royalties                                (1,805)        (7,243)          (912)
                                                          ---------------------------------------------
Cash used in investing activities                            (33,386)       (35,256)       (23,828)

Financing activities
Members' contributions                                        28,000         27,000              -
Cash distributions to members                                (92,953)       (63,766)       (84,151)
Payment on other noncurrent liabilities                            -         (1,055)        (1,493)
                                                          ---------------------------------------------
Cash used in financing activities                            (64,953)       (37,821)       (85,644)
                                                          ---------------------------------------------

Increase (decrease) in cash and cash equivalents               2,601           (422)       (19,810)
Cash and cash equivalents, beginning of year                      14            436         20,246
                                                          ---------------------------------------------
Cash and cash equivalents, end of year                      $  2,615       $     14       $    436
                                                          =============================================

Supplemental cash flow information
Cash paid during the year for interest                      $     10       $    281       $    159
                                                          =============================================

The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                          Notes to Financial Statements

                                December 31, 2001

1. The Company

Canyon Fuel Company, LLC (the Company) is a joint venture between Arch Western Resources, LLC (Arch Western) (65 percent ownership) and ITOCHU Coal International Inc. (ITOCHU) (35 percent ownership). The owners of the Company are referred to herein as the "Members." The Company owns an approximate 9 percent interest in Los Angeles Export Terminal, Inc. (LAXT).

The Company operates one reportable segment: the production of steam coal from deep mines in Utah for sale primarily to utility companies in the United States. Net profits and losses are allocated to the Members based on their respective ownership percentage. Distributions of the Company's earnings are also allocated to the Members based on their respective ownership percentage.

2. Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost which approximates fair value. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

                            Canyon Fuel Company, LLC

2. Accounting Policies (continued)

Inventories

Inventories consist of the following:

                                                     December 31
                                               2001              2000
                                          -----------------------------------
                                                   (In Thousands)

   Coal                                         $12,537          $10,963
   Supplies, net of allowance                     8,993            9,428
                                          -----------------------------------
                                                $21,530          $20,391
                                          ===================================

Coal inventory is valued using the first-in, first-out (FIFO) cost method and is stated at the lower of cost or market. Coal inventory costs include labor, equipment costs and operating overhead. Supplies are valued using the average cost method and are stated at the lower of cost or market. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $35 thousand and $121 thousand at December 31, 2001 and 2000, respectively.

Coal Acquisition Costs and Prepaid Royalties

Coal lease rights obtained through acquisition are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Amortization occurs as the Company mines on the property. Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are capitalized. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

Coal Supply Agreements

Acquisition costs related to coal supply agreements are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above-market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $91.9 million and $74.8 million at December 31, 2001 and 2000, respectively.

                            Canyon Fuel Company, LLC

2. Accounting Policies (continued)

Exploration Costs

Costs related to locating coal deposits and determining the economic minability of such deposits are expensed as incurred.

Property, Plant and Equipment

Additions to property, plant and equipment are recorded at cost. Maintenance and repair costs are expensed as incurred. Mine development costs are capitalized and amortized on the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. Depletion of mineral properties is computed on the units-of-production method over the estimated recoverable coal reserves of the property being mined. At December 31, 2001, all mineral reserves of the Company that are capitalized are being amortized on the units-of-production method through Company operations.

Depreciation and amortization of other property, plant and equipment are computed by the straight-line method over the expected lives of the assets, which range from 3 to 16 years. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. Upon disposal of depreciated assets, residual cost less salvage value is included in the determination of current income.

Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value. As described in Note 3, the Company wrote off the value of its investment in LAXT during 2001.

                            Canyon Fuel Company, LLC

2. Accounting Policies (continued)

Reclamation and Mine Closing Costs

The Company charges current reclamation costs to expense as incurred. Final reclamation costs, including dismantling and restoration, are estimated based upon current federal and state regulatory requirements and are accrued during operations using the units-of-production method on the basis of estimated costs as of the balance sheet date. The effect of changes in estimated costs and production is recognized on a prospective basis.

The Company is not aware of any events of noncompliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

Accrued Workers' Compensation Costs

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under state statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for traumatic injuries which are accrued as injuries are incurred.

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Transportation costs that are billed by the Company and reimbursed to the transportation provider are included in coal sales and cost of coal sales. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as performed or otherwise earned.

                            Canyon Fuel Company, LLC

Income Taxes

The financial statements do not include a provision for income taxes, as the Company is treated as a partnership for income tax purposes and does not incur federal or state income taxes. Instead, its earnings and losses are included in the Members' separate income tax returns.

Comprehensive Income

The Company reports comprehensive income in its Statement of Members' Equity. Comprehensive income represents changes in Members' equity from non-owner sources. For the year ended December 31, 2001, minimum pension liability adjustments were the only item of other comprehensive income for the year ended December 31, 2001:


                                                        Year Ended
                                                     December 31, 2001
                                                    -------------------
                                                       (In Thousands)

   Net income (as reported)                               $26,026
   Minimum pension liability adjustment                    (3,143)
                                                    -------------------
   Total comprehensive income                             $22,883
                                                    ===================

Derivative Instruments

FAS 133, Accounting for Derivative Instruments and Hedging Activity, was effective on January 1, 2001. FAS 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting price movements in the underlying exposure. As required, the Company adopted FAS 133 on January 1, 2001. The Company did not have any financial instruments which qualified as derivatives under FAS 133, and therefore, there was no impact to the Company as a result of the adoption of FAS 133.

                            Canyon Fuel Company, LLC

3. Non-Recurring Income and Expenses

The Company owns an approximate 9 percent interest in LAXT which the Company has included in property, plant and equipment. LAXT began operations in 1997 and has experienced operating losses and negative cash flows since its inception, principally due to weak demand for U.S. coal exports to the Pacific Rim countries. During 2001, there was continuing weakness in the export coal market, LAXT's financial condition was not going to allow it to make its Minimum Annual Guarantee Rental Payment owed to the Port of Los Angeles and several significant owners of LAXT indicated an unwillingness to provide additional funding to LAXT. The Company believes these events represent indicators of impairment under the provisions of FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Based on this, the Company determined that assets with a carrying value of $10.1 million did not have any future value to the Company and therefore were written off. In addition, the Company had a $2.3 million note receivable from LAXT which it no longer expects to realize and wrote off during 2001.

During 2001, the Company received notification that contested property tax valuations from 1998 and 1999 were settled in the Company's favor. The Company recognized $4.5 million of income in 2001, which is the amount refunded by the state of Utah to the Company. In addition, the Internal Revenue Service issued a notice during 2000 outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice is a result of a 1998 Federal District Court decision that found such taxes to be unconstitutional. As a result of processing these claims during 2001, the Company recorded $2.2 million of income related to these excise tax recoveries.

4. Accrued Expenses

Accrued expenses included in current liabilities consist of the following:

                                                        December 31
                                                 2001                 2000
                                             ---------------------------------
                                                      (In Thousands)
Payroll and related benefits                    $2,188               $3,590
Pension                                          2,118                  624
Postretirement benefits other than pension         359                   81
Taxes other than income taxes                    1,104                  968
Workers' compensation                              411                  549
Other accrued expenses                           1,880                1,716
                                             ---------------------------------
                                                $8,060               $7,528
                                             =================================

                            Canyon Fuel Company, LLC

5. Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

Essentially all of the Company's employees are covered by a defined benefit pension plan sponsored by the Company. The benefits are based on years of service and the employee's compensation, primarily during the last five years of service. The funding policy for the pension plan is to make annual contributions as required by applicable regulations.

The Company also provides certain postretirement medical and life insurance benefits to substantially all employees who retire with the Company. The Company has the right to modify the plans at any time. The Company's current policy is to fund the cost of postretirement medical and life insurance benefits as they are paid.

                            Canyon Fuel Company, LLC

5. Employee Benefit Plans (continued)

Summaries of the changes in the benefit obligation and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow:

                                                                                Other Postretirement
                                                       Pension Benefits               Benefits
                                                      2001          2000         2001         2000
                                                  ------------------------------------------------------
                                                                     (In Thousands)
Change in benefit obligation
Benefit obligation at January 1                       $10,254      $ 6,638       $ 5,785     $ 9,358
Service cost                                            1,951        1,760           316         271
Interest cost                                             810          591           393         542
Benefits paid                                            (226)        (864)         (380)        (81)
Plan amendments                                            11            -             -      (2,888)
Other - primarily actuarial (gain) loss                 1,270        2,129          (635)     (1,417)
                                                  ------------------------------------------------------
Benefit obligation at December 31                     $14,070      $10,254       $ 5,479     $ 5,785
                                                  ======================================================
Change in plan assets
Value of plan assets at January 1                     $ 7,188      $ 3,247       $     -     $     -
Actual return on plan assets (loss)                      (342)        (211)            -           -
Employer contributions                                  1,248        5,016           380          81
Benefits paid                                            (226)        (864)         (380)        (81)
                                                  ------------------------------------------------------
Value of plan assets at December 31                   $ 7,868      $ 7,188       $     -     $     -
                                                  ======================================================
Funded status of the plans
Accumulated obligations less plan assets              $ 6,202      $ 3,066       $ 5,479     $ 5,785
Unrecognized actuarial gain (loss)                     (4,434)      (2,844)        1,438       1,162
Unrecognized prior service cost                           350          402         1,164       1,353
                                                  ------------------------------------------------------
Net liability recognized                              $ 2,118      $   624       $ 8,081     $ 8,300
                                                  ======================================================
Balance sheet liabilities
Minimum pension liability adjustment                  $(3,143)     $     -       $     -     $     -
Accrued benefit liabilities                             5,261          624         8,081       8,300
                                                  ------------------------------------------------------
Net liability recognized                                2,118          624         8,081       8,300
Less current portion                                    2,118          624           359          81
                                                  ------------------------------------------------------
Long-term liability                                   $     -      $     -       $ 7,722     $ 8,219
                                                  ======================================================

                            Canyon Fuel Company, LLC

Demographic and assumption changes under the defined benefit pension plan resulted in a $1.3 million loss and a $2.1 million loss in 2001 and 2000, respectively. The decrease in the funded status of pension benefits in the year 2001 resulted from decreased earnings on plan assets during the year. FAS 87, Employers' Accounting for Pensions, contains a minimum liability provision that requires, in some situations, that an employer recognize an "additional minimum liability" in the balance sheet without a corresponding charge to earnings. To the extent an additional minimum liability is required, a corresponding reduction in equity may also be recognized. Demographic and assumption changes in other postretirement benefits resulted in the $0.6 million and $1.4 million gain in 2001 and 2000, respectively. The $2.9 million reduction in the postretirement benefit obligation in 2000 associated with plan amendments resulted from a July 2000 amendment changing some of the cost-sharing provisions of the plan for salaried and nonunion hourly participants and an October 2000 plan amendment changing eligibility requirements to ten years of service after reaching the age of 45 for salaried and nonunion hourly participants. The latter plan change triggered a curtailment that resulted in the recognition of $0.4 million in previously unrecognized prior service gains.

                                                                               Other Postretirement
                                                      Pension Benefits               Benefits
                                                 ------------------------------------------------------
                                                     2001          2000         2001        2000
                                                 ------------------------------------------------------
Weighted average assumptions as of December 31:
    Discount rate                                    7.50%         7.75%        7.50%       7.75%
    Rate of compensation increase                    4.50%         4.75%          N/A         N/A
    Expected return on plan assets                   9.00%         9.00%          N/A         N/A
    Health care cost trend on covered charges          N/A           N/A        5.00%       5.00%

                            Canyon Fuel Company, LLC

5. Employee Benefit Plans (continued)

The following table details the components of pension and other postretirement benefit costs:

                                                                            Other Postretirement
                                            Pension Benefits                      Benefits
                                   ---------------------------------------------------------------------
                                        2001       2000       1999         2001      2000       1999
                                   ---------------------------------------------------------------------
                                                               (In Thousands)
Service cost                           $1,951     $1,760     $1,760        $316      $271      $  415
Interest cost                             810        591        338         393       542         619
Expected return on plan assets           (660)      (648)      (166)          -         -           -
Other amortization and deferral           642        391        153        (548)     (208)        296
Curtailments                                -          -          -           -      (443)          -
                                   ---------------------------------------------------------------------
                                       $2,743     $2,094     $2,085        $161      $162      $1,330
                                   =====================================================================

The health care cost trend rate assumption has a significant effect on the amounts reported. However, as the employer contribution cap is expected to be reached in 2002, the impact of health care cost trend rate changes is not material.

Other Plans

The Company sponsors a 401(k) savings plan which was established to assist eligible employees in providing for their future retirement needs. The savings plan matches a certain percentage of employee contributions. The Company's contribution to the savings plan was $1.4 million in 2001 and $1.3 million in 2000.

6. Concentration of Credit Risk and Major Customers

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on

                            Canyon Fuel Company, LLC

6. Concentration of Credit Risk and Major Customers (continued)

indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. IPA accounted for approximately 36 percent, 44 percent and 34 percent of coal sales in 2001, 2000 and 1999, respectively. This same customer accounted for 31 percent and 53 percent of accounts receivable at December 31, 2001 and 2000, respectively. Sierra Pacific accounted for approximately 13 percent, 12 percent and 11 percent of coal sales in 2001, 2000 and 1999, respectively. Approximately 6 percent, 8 percent and 6 percent of coal sales in 2001, 2000 and 1999, respectively, were export sales to Japanese customers.

7. Related Party Transactions

As described in Note 1, 65 percent of the Company is owned by Arch Western. Arch Western acts as the Company's managing Member. The Company pays administration and production fees to Arch Western for managing the Company's operations. In addition, the Company pays certain additional management fees to ITOCHU, its 35 percent owner. These fees to Members were $8.9 million, $8.0 million and $7.8 million in 2001, 2000 and 1999, respectively. The Company has a payable balance to its Members of $2.8 million and $3.8 million at December 31, 2001 and 2000, respectively.

8. Commitments and Contingencies

The Company has entered into various noncancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. In May 2001, the Company was the successful bidder in a state auction of certain mining rights in the 2,560-acre Dugout tract in Carbon County, Utah. The Company's lease bid amounted to $1.0 million for the tract, of which $100 thousand was paid in 2001. The Company will make payments of $100 thousand in each of the years of 2002 through 2004 and $120 thousand in each of the years 2005 through 2009. The tract contains approximately 6 million tons of demonstrated coal reserves and is contiguous to the Company's Dugout mine. In May 1999, the Company was the successful bidder in a federal auction of certain mining rights in the 7,172-acre Pines tract in Sevier and Emory Counties in Utah. The Company's lease bonus bid amounted to $16.9 million for the tract, of which $3.4 million was paid on May 24, 1999 and an additional $3.4 million was paid in each of the years 2001 and 2000, respectively. The tract contains approximately 60 million tons of demonstrated coal reserves and is contiguous with the Company's Sufco mine. Geological surveys indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment. Minimum payments due in future years under lease agreements (including the Dugout and Pines tract leases) are $3.5

                            Canyon Fuel Company, LLC
million in 2002, $3.5 million in 2003, $100 thousand in 2004 and $120 thousand in each of the years 2005 through 2009.

The Company was in litigation with Skyline Partners, lessors of the coal reserves which comprise the Company's Skyline mine. The coal leases required the Company to make annual advance minimum royalty payments which are fully recoupable against a production royalty that is to be paid by the Company on each ton of coal mined and sold from the leaseholds. In 1997, the Company filed suit against Skyline Partners in Utah State Court alleging that the Company was not required to make the final minimum advance royalty payment. On February 24, 2000, the Company and Skyline Partners reached an agreement to settle the litigation. The settlement includes a $7.2 million recoupable payment by the Company to Skyline Partners which was recorded as a prepaid royalty in 2000 and a grant of an overriding royalty interest to Skyline Partners covering land adjacent to the Skyline mine reserves.

The Company is also the subject of or party to a number of other pending or threatened legal actions. On the basis of management's best assessment of the likely outcome of these actions, expenses or judgments arising from any of these suits are not expected to have a material adverse effect on the Company's operations, financial position or cash flows.

9. Cash Flow

The changes in operating assets and liabilities as shown in the statements of cash flows are comprised of the following:


                                                                2001             2000              1999
                                                         ------------------------------------------------------
                                                                            (In Thousands)
Decrease (increase) in operating assets:
  Receivables                                                 $(1,734)          $(10,264)         $ 9,500
  Inventories                                                  (1,139)             5,039           (1,588)
Increase (decrease) in operating liabilities:
  Accounts payable and accrued expenses                        (3,605)            (3,930)           5,606
  Accrued postretirement benefits other than pension             (497)                 -            1,317
  Accrued reclamation and mine closure                            598                369              487
  Accrued workers' compensation                                  (478)               626             (833)
                                                         ------------------------------------------------------
                                                              $(6,855)          $ (8,160)         $14,489
                                                         ======================================================

                            Canyon Fuel Company, LLC

10. Accounting Development

In June 2001, the Financial Accounting Standards Board issued FAS 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. FAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt FAS 143 on January 1, 2003. Due to the extensive amount of information that must be reviewed and estimates that must be made to assess the effects of FAS 143, the expected impact of adoption of FAS 143 on the Company's financial position or results of operations has not yet been determined.


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